700 Milam Street
Suite 800, North Tower
Houston, TX 77002

Tel: (713) 375-5000
Fax: (713) 375-6000
www.cheniere.com

December 20, 2013
Mr. William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Re:	Cheniere Energy, Inc.
Form 10-K for Fiscal Period Ended December 31, 2012
Filed February 22, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed November 8, 2013
File No. 001-16383

Dear Mr. Thompson:
On behalf of Cheniere Energy, Inc., a Delaware corporation (the “Company”), we enclose the response of the Company to comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 12, 2013, with respect to the Company's Form 10-K for fiscal year ended December 31, 2012 and to the Company's Form 10-Q for the quarterly period ended September 30, 2013 (File No. 001-16383) (the “10-K”). For your convenience, the responses are prefaced by the exact text of the Staff's corresponding comment.

The Company acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Very truly yours,

CHENIERE ENERGY, INC.

By:	/s/ H. Davis Thames
Name:	H. Davis Thames
Title:	Senior Vice President and
Chief Financial Officer

Cheniere Energy, Inc.
Form 10-K for Fiscal Period Ended December 31, 2012
Filed February 22, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed November 8, 2013
Registrant's Responses to
SEC Comment Letter dated December 12, 2013

Form 10-Q for the Quarterly Period Ended September 30, 2013
Note 13 - Business Segment Information, page 21

1.
Please reconcile for us the loss from operations to income (loss) before income taxes and non-controlling interest by segment for the nine months ended September 30, 2012 and 2013. Based on the items comprising the total other expense between your loss from operations and loss before income taxes and non-controlling interest on a consolidated level, it is not clear what adjustments or allocations are being made at the segment level in deriving the segments’ loss before income taxes and non-controlling interest. For example, we note Corporate and Other shows a loss from operations of ($106,410) with one adjustment for interest income of $21,838 and a loss before income taxes and non-controlling interest of ($496,613) for the nine months ended September 30, 2013. LNG Terminal reflects a loss from operations of ($103,655) and income before income taxes and non-controlling interest of $128,441 for the nine months ended September 30, 2013. In this regard, please tell us your consideration of disclosing the allocations made between segments to explain the significant differences between your segments’ loss from operations and income (loss) before income taxes and non-controlling interest. Please refer to ASC 280-10-50.

Response:

Reconciliations of the Loss from operations to Income (loss) before income taxes and non-controlling interest by segment for the nine months ended September 30, 2013 and 2012 are shown below:

	Segments
	LNG Terminal	LNG & Natural Gas Marketing	Corporate and Other (1)	Total Consolidation
For the Nine Months Ended September 30, 2013
Loss from operations	$(103,655)	$(39,543)	$(106,410)	$(249,608)
Other income (expense)
Interest expense, net	(156,644)	—	21,838	(134,806)
Gain (loss) on early extinguishment of debt	(80,510)	—	—	(80,510)
Gain (loss) on extinguishment of inter-segment debt	412,671	—	(412,671)	—
Derivative gain (loss)	55,648	58	—	55,706
Other income (expense)	931	(607)	630	954
Total other income (expense)	232,096	(549)	(390,203)	(158,656)
Income (loss) before income taxes and non-controlling interest	$128,441	$(40,092)	$(496,613)	$(408,264)

For the Nine Months Ended September 30, 2012
Income (loss) from operations	$7,237	$(31,788)	$(35,366)	$(59,917)
Other income (expense)
Interest expense, net	(165,251)	12	5,520	(159,719)
Gain (loss) on early extinguishment of debt	—	—	(15,098)	(15,098)
Gain (loss) on extinguishment of inter-segment debt	—	435,234	(435,234)	—
Derivative gain (loss)	(288)	—	—	(288)
Other income (expense)	286	(89)	(11,697)	(11,500)
Total other income (expense)	(165,253)	435,157	$(456,509)	(186,605)
Income (loss) before income taxes and non-controlling interest	$(158,016)	$403,369	$(491,875)	$(246,522)

Cheniere Energy, Inc.
Form 10-K for Fiscal Period Ended December 31, 2012
Filed February 22, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed November 8, 2013
Registrant's Responses to
SEC Comment Letter dated December 12, 2013

When preparing our segment disclosure, we considered the measure of segment profit or loss as reviewed by the chief operating decision maker or that is otherwise regularly provided to the chief operating decision maker in assessing segment performance. Our segment footnote includes Revenues, Loss from operations, Income (loss) before income taxes and non-controlling interest and all of the items required to be disclosed in accordance with ASC 280-10-50-22. The segment allocations are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated statement of operations.

In addition to reporting the segment items required to be disclosed in accordance with ASC 280-10-50-22, our tabular segment presentation and corresponding footnotes reconcile the major captions to the consolidated income statement and reconcile segment Income (loss) before income taxes and non-controlling interest to consolidated Income (loss) before income taxes and non-controlling interest. While we reconcile the major captions, we do not disclose all of the individual line items from the statement of operations, which is consistent with the presentation example in ASC 280-10-55-48 and the review by our chief operating decision maker.

As detailed in the reconciled table above, a significant portion of the reconciling amount between Income (loss) from operations and Income (loss) before income taxes and non-controlling interest relates to the extinguishment of intercompany debt between segments, which is eliminated in consolidation. To provide grater transparency to our investors, in future filings we will include, within the table, the following footnote to Income (loss) before income taxes and non-controlling interest to provide an explanation of the material reconciling items that are not included in the table.

"Items to reconcile loss from operations and income (loss) before income taxes and non-controlling interest include consolidated other income (expense) amounts as presented on the statement of operations primarily related to our LNG terminal segment and intercompany debt extinguishments that are eliminated in consolidation."

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